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Jacqueline Lovern · 3rd

President/Co-Owner of Fetch! Gourmet Dog Treats, LLC

Buffalo, New York · 63 connections · Contact info

Fetch! Gourmet Dog LLC

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John Griveas posted on LinkedIn
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JACKIE LOVERN
FOUNDER & PRESIDENT

Fetch! Dog Treats: The Who, Why & What
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Experience

President/Co-Owner

Fetch! Gourmet Dog Treats, LLC · Full-time

Oct 2012 – Present · 7 yrs 10 mos
Buffalo/Niagara, New York Area

I started the company in 2012 when I adopted my miniature schnauzer Sargent Pepperoni. It quickly grew from a hobby that was based out of my house to a company that is in over 140 retail locations nationwide. Our product is made with human grade ingredients that is not only high in quality but also has many healthy benefits.



Fetch! Dog Treats: The Who, Why & What

Office Manager

Teds Jumbo Red Hots Inc · Full-time
Oct 2010 – Mar 2019 · 8 yrs 6 mos
Buffalo/Niagara, New York Area

I was in charge of payroll, HR benefits, accounts payable and the daily operations of the corporate office. I was responsible for sorting through the weekly folders turned in from the 10 locations, which had time cards, payroll changes, sales detail sheets and invoices.

Office Manager

Subway · Full-time
Dec 2004 – Oct 2010 · 5 yrs 11 mos
Buffalo/Niagara, New York Area

Some of my responsibilities were accounts payable, completing month-end closings, reconcile bank account, payroll and HR Benefits for 14 locations.

Education

North Tonawanda High School

Niagara County Community College

Business Administration and Management, General

Skills & Endorsements

Management

Leadership

Business Development

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